UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 20, 2016, Aegean Marine Petroleum Network Inc. (the "Company") appointed PricewaterhouseCoopers S.A. ("PwC") as the Company's independent auditor for the fiscal year ending December 31, 2016, and dismissed Deloitte Hadjipavlou Sofianos & Cambanis S.A. ("Deloitte") as the Company's independent auditor. The Company's appointment of PwC and dismissal of Deloitte was approved by the audit committee of the board of directors of the Company (the "Audit Committee").
The reports of Deloitte on the consolidated financial statements of the Company for the years ended December 31, 2015 and 2014 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the years ended December 31, 2015 and 2014, and through June 20, 2016, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference thereto in its reports on the financial statements of the Company for such years.
For the preceding two years and through June 20, 2016, there was one "reportable event" as that term is described in Item 16F(a)(1)(v)(A) of Form 20-F. During the year ended December 31, 2014, management identified two material weaknesses in the Company's internal control over financial reporting, which were disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission (the "SEC") on May 15, 2015. The first material weakness was that our controls over the preparation and review of bank reconciliations did not operate effectively.  The second material weakness was that there was an absence of an effectively-designed control to identify and disclose transactions with new related parties. Due to these material weaknesses, Deloitte concluded in its report on internal control over financial reporting, dated May 15, 2015, that "the Company has not maintained effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission." The Audit Committee discussed these material weaknesses with the Company's management and Deloitte. The Company did not have any disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company has since remediated these material weaknesses in its internal control over financial reporting, and with respect to the following year, Deloitte concluded in its report on internal control over financial reporting, dated April 28, 2016, that "the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015." The Company has authorized Deloitte to respond fully to inquiries from PwC concerning the subject matter of the "reportable event" described above. During the years ended December 31, 2015 and 2014, and through June 20, 2016, there were no other "reportable events" as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2015 and 2014, and through June 20, 2016, neither the Company, nor anyone on its behalf, consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of the Company, and neither a written report was provided to the Company or oral advice  was provided that PwC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a "disagreement," as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a "reportable event," as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company provided Deloitte with a copy of the disclosure it is making in this Report of Foreign Private Issuer on Form 6-K (this "Report"), and requested that Deloitte furnish the Company with a letter addressed to the SEC, pursuant to Item 16F(a)(3) of Form 20-F, stating whether Deloitte agrees with the statements made by the Company in this Report, and if not, the respects in which Deloitte does not agree. A copy of Deloitte's letter to the SEC dated June 24, 2016 is attached as Exhibit 1 to this Report.
The information contained in this Report is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-189813) with an effective date of August 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: June 24, 2016	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 1

[LETTERHEAD OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A.]

June 24, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read "Information Contained in this Form 6-K Report" of Aegean Marine Petroleum Network Inc.'s Form 6-K dated June 24, 2016, and have the following comments:

1.	We agree with the statements made in the second, third and fourth paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the rest of the document that:

i.	the change was approved by the Audit Committee of the Board of Directors, and

ii.	during each of the two most recent fiscal years and through the date of their report, neither Aegean Marine Petroleum Network Inc., nor anyone on its behalf consulted with PricewaterhouseCoopers S.A. on any matter that was subject to disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Yours truly,

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.